UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            PEPSI-GEMEX, S.A. DE C.V.
                            (Name of Subject Company)

                         THE PEPSI BOTTLING GROUP, INC.
                        (Name of Filing Person- Offeror)

                            Global Depositary Shares

                       Ordinary Participation Certificates

                    Series B Common Shares, without par value

                Series L Limited Voting Shares, without par value

                  Series D Preferred Shares, without par value
                         (Title of Class of Securities)

                      713435105 (Global Depositary Shares)
                      (CUSIP Number of Class of Securities)

                                 John T. Cahill
                             Chief Executive Officer
                         The Pepsi Bottling Group, Inc.
                                  One Pepsi Way
                             Somers, New York 10589
                                 (914) 767-6000

                                    Copy to:
                                Pamela C. McGuire
              Senior Vice President, General Counsel and Secretary
                         The Pepsi Bottling Group, Inc.
                                  One Pepsi Way
                             Somers, New York 10589
                                 (914) 767-6000
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)


                            CALCULATION OF FILING FEE


===================================================================== ==============================================================

                       Transaction Valuation*                                               AMOUNT OF FILING FEE
                                N/A                                                                  N/A
===================================================================== ==============================================================
     * To be provided  upon filing of  Schedule  TO on the  commencement  of the tender offer, as set forth in Instruction D to
       Schedule TO.

[ ] Check  the  box if any  part  of the  fee is  offset  as          Check the appropriate boxes below to designate any
    provided  by Rule  0-11(A)(2)  and  identify  the filing          transactions to which the statement relates:
    with  which  the  offsetting  fee was  previously  paid.          [X] Third-party tender offer subject to Rule 14D-1.
    Identify the previous filing by  registration  statement          [ ] Issuer tender offer subject to Rule 13E-4.
    number,  or the  form or  schedule  and the  date of its          [X] Going-private transaction subject to Rule 13E-3.
    filing.                                                           [ ] Amendment to Schedule 13D under Rule 13D-2.
         Amount previously paid: ________________                     [ ] Check the box if the filing is a final amendment reporting
         Filing party: __________________________                         the results of a tender offer.
         Form or registration No.: ________________
         Date filed: ___________________________
[X] Check the box if the filing relates solely to the preliminary communications made before the commencement of a tender offer.

ITEM 12. EXHIBITS

Exhibit 99.1      Third quarter conference call script

                                                                    Exhibit 99.1

PEPSI BOTTLING GROUP
THIRD QUARTER CONFERENCE CALL SCRIPT


INTRO BY MARY WINN:

Thank you operator, and good morning everyone.

I'm Mary Winn Settino, Director of Investor Relations for the Pepsi Bottling Group. Today, I have with me Craig Weatherup, our Chairman ... John Cahill, our CEO, Eric Foss, President of our North American business, and Al Drewes, our CFO.

Before Craig begins, I'd like to take care of a few housekeeping items.

First, let me remind you that this call is being recorded. It will be available for playback. We are broadcasting the call on our website: www.pbg.com. In addition, in our remarks, we are going to assume you have all had a chance to read our announcement, which was issued this morning. Second, when it comes to the Q&A, I'd ask you to try and limit yourself to one question at a time so everyone has a chance to ask what's on their mind. If you would like to ask a second question, please just get back in the queue.

We have structured the call to provide comments on the performance of our business in the third quarter and provide you with our outlook for the balance of the year. Then, we will open the call to address any questions that you may have.

With that, let me turn the call over to Craig.

Craig Weatherup
---------------
Thank you, Mary Winn and good morning everyone. Thank you again for joining us.

This morning I will start by briefly discussing our overall volume and pricing results for the quarter, and I'll touch on our cost performance. John will then address our 4th quarter outlook for volume, market trends, our pricing outlook and provide an update on the Gemex acquisition in Mexico. Al Drewes will wrap up our comments with our financial guidance for Q4 and the full year. Lastly, we will open the call up to any questions that you may have.

I am pleased to tell you that PBG delivered another quarter of solid results. As you saw in our earnings release this morning, our EPS of $.61 grew 10 percent year over year and Q3 was the 15th consecutive quarter of double-digit earnings growth for PBG.

The quarter essentially unfolded as we had expected with strong growth in the U.S. large format take home business and even stronger growth in the convenience and gas channel offset by softness in our business, industry and restaurant businesses.

Importantly, we continued our strong performance in revenue management with our net revenue per case up about 3 percent in the US and worldwide.

With the net result being that the fundamentals of our operating results continue to be solid.

In the U.S., our marginal contribution per case grew year over year despite a challenging Code Red and SoBe overlap and softness in our on-premise segment. But in a nutshell our results were consistent with our expectations and the guidance we communicated in early September.

So let me give you an overview of our results.

Starting with volume for the quarter, in the U.S., our volume growth in both the take home and cold drink channels was about one percent. Volume growth of our PepsiCo brands on an 8 oz equivalent case basis was three percent.

Within take home, our foodstore business performance was very strong, offsetting the sharp declines in the mass channel.

In the cold drink channel, both the large and small format segments of this business were quite healthy. As I just mentioned, cold drink growth in the C&G segment was especially strong, in the high single digits. Volume has been soft in key parts of our on-premise segment, continuing a trend we have experienced since the fourth quarter of 2001. Specifically, the segments of business and industry, contract feeders / third party operators, fountain and full service vending continue to be slowed by a relatively weak labor market, business closings, and lower travel. Our on-premise business represents over 50 percent of our total cold drink so this was a meaningful drag on the overall growth of our cold drink volume in Q3.

Outside of the U.S., our volume growth in Russia continues to be very robust and the highlight of our international portfolio. Growth in Russia was driven by strong Trademark Pepsi performance from Cherry Pepsi and Pepsi Twist. Aqua Minerale (our Aquafina trademark in Russia) continues to hold the leadership position in the water category. Our total international volume growth was soft due to continued volume declines in Spain. Our business in Spain as we've mentioned before has been negatively impacted by a soft category overall, the loss of an exclusive account and significantly lower tourism levels.

Turning to net revenue per case growth in the quarter in the U.S., we delivered very solid gains of three percent, reflecting a balanced combination of rate and mix improvements.

In the U.S., focus, financial literacy and discipline remain the keys to revenue management as we continue to improve pricing and realize benefit from mix enhancements across the vast majority of our individual market units. Overall, about 60 percent of our net revenue per case improvement was from rate actions, while the balance came from mix improvements. On a worldwide basis, our net revenue per case growth also improved three percent.

Our constant territory COGS increased about four percent per case due to the impact of mix shift and a stronger Euro.

Our constant territory SD&A growth rate in the U.S. of three percent benefited modestly as we lapped higher labor cost associated with labor contract negotiations from last year. Our underlying SD&A trend however was consistent with the first half of 2002.

So with topline growth of four percent and some leverage on the SD&A line, our results were within the range of our expectations. We have solid plans for the fourth quarter and we remain on track for the full year. Now, I would like to turn the call over to John to discuss our 4th quarter plans and initiatives.


John Cahill
-----------
Thanks Craig and good morning, everyone.

As we enter the fourth quarter, we remain confident about our full year earnings outlook and that our marketplace strategies are the right ones for PBG and the industry.

In the US, two areas of focus for PBG are continuing the multi-year progression of raising our large format can pricing and flawless execution in the marketplace from promotions to product news. In the third quarter, we continued our strong performance on executional measures, such as inventory on display. Over time, the combination of our executional capability and innovation will continue to drive the positive results that PBG has posted consistently.

So now let me get into our brand performance by Trademark Pepsi, Flavors and Non Carbs.

As you look back over the past year or so, we have had very exciting product news around colas, from repositioning Diet Pepsi to Wild Cherry Pepsi and the introduction of Pepsi Twist.

And this quarter, we successfully launched Pepsi Blue - a fusion of berry and cola - in the cold drink channel in 20 oz and 1 liter packages only. We achieved great distribution and trade acceptance.

In our flavor CSD portfolio, we had a challenging overlap due to the incredible performance of Code Red and SoBe last year in the cold drink channel. This quarter, we had Pepsi Blue for only seven weeks in the cold drink channel whereas, in the prior year, Code Red was in the market for the entire quarter. In the take home channel, flavor CSD volumes were positive, primarily driven by contributions from both Code Red and Sierra Mist.

Our non-carbs continue to grow rapidly, with Aquafina growth leading the pack. The rollout of our new Aquafina 12 and 24 multipacks helped drive take-home growth to over 90 percent, while overall Aquafina growth continues to be about 40 percent. In foodstores, Aquafina continues to grow at a rate of more than two times the non jug water category, and faster than both Dasani and Nestle Waters North America. As we increase our distribution on Aquafina in the take home channel, our pricing on Aquafina is maintained in a disciplined way with the expected reduction in net revenue per case due to increased feature ad frequency and mix shift.

As we said during our conference call last quarter, we are absolutely committed to get back on our pricing strategy post-Labor Day - something that is already underway. Our objective around pricing improvement is key to improving our returns in the take home channel. Our pricing architecture is principle based and grounded in the pricing opportunities by market. Based on our analysis by market, we continue to believe that there is still considerable room to improve our pricing.

Our pricing letters are in place with our customers. So far this quarter, we are encouraged by the pricing actions we are seeing in the marketplace.

Let me now switch gears to our marketing activities. This quarter, we will have ample opportunity to demonstrate the power of our in-store execution muscle as we execute three Power of One initiatives with Frito Lay. Leading the way is a new Power of One program capitalizing on the Pepsi sponsorship of the NFL with an Official NFL Tailgate party theme. Next, we follow up with our very successful Power of One at Halloween. And capping off the year, our promotion will build on the consumer buzz from last year with another Toy Bucks promotion with Hasbro.

And on the product news front, we will be introducing Pepsi Blue in the take home channel late in the fourth quarter. This is an opportunity to leverage the retail excitement of Pepsi Blue with the other brands in our flavored cola portfolio, such as Wild Cherry Pepsi and Pepsi Twist.

Entering the fourth quarter, we face a combination of challenging overlaps from the 4th quarter 2001. You will recall that, last year, we had the introductions in take home of Code Red, Pepsi Twist and Diet Sierra Mist. Based on these overlaps, our resulting outlook is for volume growth of about one percent in the U.S. and two percent worldwide in the fourth quarter.

Now let me turn to our business in Spain. I'd like to just touch on some specific plans we are working on in Spain to drive profitability and improve returns. We have exciting new product news in Spain with the launch of Aquafina and Pepsi Twist late in the third quarter. Additionally, we have an opportunity to increase the distribution of Gatorade and Lipton tea. We are taking significant steps to improve our competitiveness in supermarkets. These plans, coupled with the strengthened management team in Spain, should set the stage for an improved 2003.

Our business in Turkey continues to gain share and increase distribution. We are also expanding our product portfolio and are very encouraged by our progress in Turkey.

Finally, I would like to provide you with an update on our acquisition of Pepsi-Gemex. We expect to make the announcement of the tender offer for Pepsi-Gemex in the next few days. And we expect to close the transaction by early to mid November. We will be able to share more details about our plans and outlook on the Gemex business at the end of the tender period. But as we have discussed before, Gemex clearly meets our long-standing criteria for any international acquisition.

Our integration team, led by Harrald Kroeker, one of our most experienced senior managers, has been in place for a couple of months now and has developed a detailed operating plan for Mexico to leverage the strength and resources of PBG in the marketplace. We already have detailed operating plans well underway, which will be ready to go once we close the transaction.

And back in the U.S., yesterday, we announced our intent to purchase the Pepsi-Cola Buffalo Bottling operations. This business fits very nicely with our business in the surrounding territories and it has achieved terrific Pepsi market share.

Now I would like to turn the call over to Al who will provide you with our guidance for the fourth quarter and full year.

Al Drewes
---------
Thanks John.

Looking to the upcoming 3 months, we believe we are on track to deliver another great year. EBITDA growth will be in the range of 10 to 12 percent, with double-digit EPS growth in a range of $1.42 to $1.45.

Please keep in mind that this guidance excludes any impact from the Gemex transaction.

For the fourth quarter, as John mentioned, our volume guidance is about one percent growth in the U.S and two percent on a worldwide basis. This volume growth guidance in the US reflects the lapping of the launches of Mt. Dew Code Red, Pepsi Twist and Diet Sierra Mist into the take home channel.

Net revenue per case growth in the fourth quarter is forecasted at over three percent both in the US and worldwide as we continue to implement our pricing architecture and benefit from mix improvement.

For the fourth quarter, our COGS per case outlook is an increase in the low to mid single digits. We continue to have benign raw material costs inputs offset by the impact from mix shift and to a small extent foreign currency.

We should continue to achieve leverage in SD&A and project an increase in the mid-single digits.

Our EBITDA growth rate is expected to be at least 15 percent based on strong operating results.

Our EPS guidance for the 4th quarter is $0.16 to $0.18.

Now, turning to annual financial metrics:

For the full year, our volume growth in both the US and worldwide should be approximately two percent. Net revenue per case growth should be three percent in the US and worldwide. As I said moment ago, our constant territory EBITDA growth rate remains at 10 to 12 percent with EPS of $1.42 to $1.45.

We are going to have another excellent year in terms of cash flow. For the year, our operating free cash flow is projected to be $375 million, an increase of over 25 percent.

Our priorities for our free cash flow remain (1) to invest back in the business through capital expenditures, (2) acquisitions, and (3) share repurchases.

Starting with capital expenditures, we are maintaining our forecast of about $650 million as we continue to invest behind small bottle PET lines and cold drink equipment.

With respect to acquisitions, we did close on one bottling acquisition - in the quarter - Seaman's Beverages in Canada. Yesterday, we announced our intent to purchase the Buffalo bottler and we feel that we have a healthy pipeline of active acquisition opportunities coming through.


We remain opportunistic on our share repurchase activity. I am sure that you noticed that during the third quarter we increased our share repurchase activity as we have great conviction about the long-term prospects of PBG.

Our ROIC improvement is forecast to improve at least 50 basis points to 8.4 percent.

As John mentioned, we plan to host a conference call upon the completion of the Gemex tender offer. Additionally, please save the date of Thursday, December 12th as we plan to host an analyst meeting that morning in New York. There will be more details forthcoming on that event in the next couple of weeks.


Now I will turn the call back over to Craig.

Craig Weatherup
---------------

Thanks, Al. At this time, we would be glad to answer any questions that you may have.